UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-03040 CUSIP NUMBER 74913GA
(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
QWEST CORPORATION Full Name of Registrant
NOT APPLICABLE Former Name if Applicable
1801 CALIFORNIA STREET Address of Principal Executive Office (Street and Number)
DENVER, COLORADO 80202 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)    ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-SCR or the transition report or portion thereof, could not be filed within the prescribed time period.

        Qwest Corporation ("Qwest" or "we" or "us" or "our") is a wholly owned, indirect, subsidiary of Qwest Communications International Inc. ("QCII"). We are a reporting company under the Securities Exchange Act of 1934 as a result of having various series of debt securities registered under the Securities Act of 1933. As previously announced, QCII recently restated its financial statements for 2001 and 2000 and filed its Form 10-K for the year ended December 31, 2002. We are in the process of preparing our Form 10-K for the same period. As a result, we have not yet completed the 2003 quarterly financial statements, and we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (our "September 30, 2003 10-Q"). We will file our September 30, 2003 10-Q when (1) we have filed our Form 10-K for the year ended December 31, 2002, (2) we have completed the third quarter 2003 quarterly financial statements and (3) our chief executive officer and chief financial officer are able to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We cannot state with certainty when these events will be completed.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen E. Brilz (Name)	303 (Area Code)	992-6244 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

AS OF THE DATE OF THIS REPORT, QWEST HAS NOT FILED ITS QUARTERLY REPORT ON FORM 10-Q FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002, THE FIRST QUARTER ENDED MARCH 31, 2003 AND THE SECOND QUARTER ENDED JUNE 30, 2003, AND HAS NOT FILED ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Qwest anticipates significant changes in results of operations for the quarterly period ended September 30, 2003 compared to the corresponding period in 2002. However, as of the date of this filing, we cannot reasonably estimate the amount of the anticipated changes until, among other things, we have completed the third quarter 2003 quarterly financial statements.

QWEST CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2003	By	/s/ Oren G. Shaffer
Name: Oren G. Shaffer Title: Vice Chairman and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).